SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: October 26, 2016

List of materials

Documents attached hereto:

i) Press release announcing Sony Imaging Products & Solutions Inc. to be Established Reinforcing Imaging Business

News & Information	Sony Corporation 1-7-1 Konan, Minato-ku, Tokyo

No. 16-103E
October 26, 2016

Sony Imaging Products & Solutions Inc. to be Established
Reinforcing Imaging Business

Sony Corporation (“Sony”) has decided to establish Sony Imaging Products & Solutions Inc., a wholly-owned subsidiary that will be responsible for its imaging products and solutions businesses. All functions currently held within the Imaging Products & Solutions Sector within Sony, including the functions related to the consumer camera business, solutions business with a focus on broadcast- and professional-use products, and medical business, will be transferred to the new company. Sony Imaging Products & Solutions Inc. will aim to commence its operations on April 1, 2017. Shigeki Ishizuka, currently Corporate Executive Officer in charge of the imaging products and solutions businesses at Sony, is expected to be appointed President and Representative Director of this new company.

As part of its mid-term corporate strategy announced on February 18, 2015, Sony outlined its intention to sequentially split out the business units within Sony to form new subsidiary companies. The aim of these measures is to ensure clearly attributable accountability and responsibility from the perspective of shareholders, management policies with an emphasis on sustainable profit generation, acceleration of decision-making processes and reinforcement of business competitiveness. The establishment of Sony Imaging Products & Solutions Inc. forms part of this strategy, and upon completion of the transfer, all major businesses of Sony group will be operated by its subsidiary companies.

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